November 19, 2019

Paul W. Scheiber
Chief Financial Officer
Sprint Corp
6200 Sprint Parkway
Overland Park, KS 66251

       Re: Sprint Corp
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           Form 10-Q for the Period Ended September 30, 2019
           Filed November 12, 2019
           File No. 001-04721
           Correspondence Dated October 15, 2019

Dear Mr. Scheiber:

        We have reviewed your October 15, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Service Revenue, page 50

1. We note that total service revenue declined nearly 8% or $450 million during the quarter ended September 30, 2019 compared to the prior year quarter, due in part to Lifeline estimated reimbursements for subsidies claimed that may have not met your usage requirements under the Lifeline programs. Please address the following:
        Quantify the impact of the estimated reimbursements on your total service revenues, wireless segment earnings, consolidated operating income, consolidated net loss and net loss per share for the three and six months ended September 30, 2019.
        Tell us if you believe the recording of these estimated reimbursements represents the
 Paul W. Scheiber
Sprint Corp
November 19, 2019
Page 2
              correction of an error. If not, please explain. If so, please tell us how you evaluated materiality in determining that historical interim or annual periods presented did not require restatement. Please refer to ASC 250-10-45.

        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions.



FirstName LastNamePaul W. Scheiber                              Sincerely,
Comapany NameSprint Corp
                                                                Division of
Corporation Finance
November 19, 2019 Page 2                                        Office of
Technology
FirstName LastName